EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF THE
CERTIFICATE OF INCORPORATION
OF
ALTERNATIVE ENERGY SOURCES, INC.

First That at a meeting of the Board of Directors of Alternative Energy Sources, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the present Fourth Article of the Certificate of Incorporation of the Company is deleted in its entirety and replaced with the following:

Fourth: The total number of shares of capital stock of all classes which the corporation shall have the authority to issue is 675,000,000, of which 100,000,000 shares shall be shares of preferred stock, with a par value of $0.0001 per share, and 575,000,000 shares shall be common stock, with a par value of $0.0001 per share.

The designations, powers, preferences; the relative, participating, optional or other rights; and the qualifications, limitations and restrictions of any series of the preferred stock shall be fixed by resolution or resolutions of the Board of Directors.

RESOLVED, that the Certificate of Incorporation is amended by inserting the following as the Seventh Article:

Seventh: No Director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such Director as a Director, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL as it now exists or may hereafter be amended. Notwithstanding the foregoing, a director shall be liable to the extent currently provided by the DGCL (a) for breaches of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) under the provisions of Section 174 of the DGCL (relating to unlawful stock purchase or redemption) and any amendments thereto, or (d) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of these provisions shall not adversely affect any right of any Director of the Corporation existing at the time of such repeal or modification. The Corporation shall have the power to indemnify officers, directors, employees and agents to the extent permitted by the By-Laws, as amended from time to time.

Second: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Alternative Energy Sources, Inc. has caused this certificate to be signed by John J. Holland, an Authorized Officer, this 20th day of August, A.D. 2007.

Alternative Energy Sources, Inc.

By:	/s/ John J. Holland
Name:  John J. Holland
Title:    Executive Vice President